NO ACT

P.E. 12/20/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13002937

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-13-14

Amanda M. McMillian
Anadarko Petroleum Corporation
amanda.mcmillian@anadarko.com

Re: Anadarko Petroleum Corporation
Incoming letter dated December 20, 2013

Dear Ms. McMillian:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to Anadarko by James Penzak. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James Penzak
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anadarko Petroleum Corporation
Incoming letter dated December 20, 2013

The proposal requests that the company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol.

There appears to be some basis for your view that Anadarko may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal relates to a specific amount of dividends. Accordingly, we will not recommend enforcement action to the Commission if Anadarko omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Anadarko relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



AMANDA M. MCMILLIAN
VICE PRESIDENT, DEPUTY GENERAL COUNSEL,
CORPORATE SECRETARY AND
CHIEF COMPLIANCE OFFICER

December 20, 2013

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F. STREET, N.E.
WASHINGTON, D.C. 20549

RE: Anadarko Petroleum Corporation - Shareholder Proposal Submitted by James Penzak, dated October 15, 2013

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Anadarko Petroleum Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On October 25, 2013, the Company received a shareholder proposal and supporting statement (the "Proposal") submitted by James Penzak (the "Proponent"). The Company intends to omit the Proposal from its proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "Proxy Materials") for the reasons set forth below and respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") confirm that it will not recommend any enforcement action against the Company for excluding the Proposal.

On October 25, 2013, the Company received a Proposal from the Proponent dated October 15, 2013 (attached hereto as Exhibit A). On November 4, 2013, within 14 days of the Company's receipt of the Proposal, the Company sent a notice of defect to the Proponent via email and DHL (the "Notice of Defect") (attached hereto as Exhibit B). The Company received a delivery receipt on November 4, 2013 and a confirmation from the Proponent of his receipt on November 5, 2013 (the "Delivery Notifications") (attached hereto as Exhibit C). The Notice of Defect requested that the Proponent provide the Company with ownership verification in accordance with Rule 14a-8(b)(2). On November 11, 2013, the Proponent submitted a response verifying his ownership in compliance with Rule 14a-8(b)(2) (the "Response") (attached hereto as Exhibit D).

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter, (ii) the Proposal and cover letter submitted by the Proponent, (iii) the Notice of Defect, (iv) the Delivery Notifications, (v) the Response and (vi) the opinion of the Delaware law firm Richards, Layton & Finger (the "Delaware Counsel Opinion") (attached hereto as Exhibit E). Because we are submitting this request electronically pursuant to SLB No. 14D, we are not enclosing six copies of this correspondence as is ordinarily required by Proxy Rule 14a-8(j)(2). In

1201 LAKE ROBBINS DRIVE • THE WOODLANDS, TX 77380
P.O. BOX 1330 • HOUSTON, TX 77251-1330 (MAIL)
DIRECT 832-636-7584 • MAIN 832-636-1000 • FAX 832-636-0574 • E-MAIL amanda.mcmillian@anadarko.com

accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponent as notice of the Company's intention to omit the Proposal from the Company's Proxy Materials. This letter is being filed with the Staff pursuant to Rule 14a-8(j) no later than eighty (80) calendar days before the Company intends to file its definitive Proxy Materials with the Staff.

The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to only the Company. In addition, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company in accordance with Rule 14a-8(k) and Section E of SLB No. 14D.

I. The Proposal

The resolution portion of the Proposal states:

Resolved:

That the shareholders of Anadarko Petroleum Corporation ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

The Company requests that the Staff concur with the Company's view that the Proposal may be excluded from the Proxy Materials because the Proposal is in violation of Rules 14a-8(i)(13), 14a-8(i)(3), 14a-9, 14a-8(i)(2) and 14a-8(i)(6) of the Exchange Act.

II. Basis for Excluding the Proposal

A. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because the Proposal Relates to a Specific Amount of Dividends.

Rule 14a-8(i)(13) states that a registrant may omit a shareholder proposal from its proxy materials if the proposal "relates to specific amounts of cash or stock dividends." The Proposal requests that the Company create a new security and requires that the new security not receive any dividends. As such, the Proposal mandates that a specific amount of dividends be issued by the new security – the amount being zero. In addition, the Proposal sets a dividend amount to effectuate the issuance of the new security to the existing shareholders of the Company in the form of a stock dividend (i.e., one share of the new security for each share of common stock).

In connection with its adoption in 1976, the Staff noted that "[t]he purpose of [Rule 14a-8(i)(13)] was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters." Specifically, the Staff was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid. The Staff has consistently interpreted Rule 14a-8(i)(13) broadly, permitting the exclusion of shareholder proposals that purport to set minimum amounts or ranges of dividends or that would establish formulas for determining dividends. *See, e.g., Minnesota Mining and Manufacturing Co.* (March 6, 2001) (proposal to eliminate cash dividends and use the earnings for expansion and share repurchases excludable as relating to a specific amount of cash dividends); *Eastman Chemical Co.* (March 8, 2000) (proposal that would have the effect of reducing the company's cash dividend to zero by substituting stock dividends approximating value of cash dividends excludable pursuant to Rule 14a-8(i)(13)); and *U.S. West, Inc.* (November 8, 1999) (proposal to implement stock dividends approximating value of cash dividends excludable under Rule 14a-8(i)(13)). Further, in *National Mine Service Co.* (September 3, 1981), the Staff permitted the exclusion of a proposal that requested the company to eliminate all cash dividends for a given fiscal year, stating: "Since the proposal seeks the cessation of all dividend distributions for fiscal year 1982, it is our view that it is excludable under Rule 14a-8(i)(13) as a proposal relating to 'specific amounts of cash or stock dividends.'" Accordingly, because the effect of the Proposal, if implemented, would be to specify the amount of dividends paid by the Company, both as to the new security itself and as to the proposed stock dividend as to the new security, it may be omitted from the Company's proxy materials pursuant to Rule 14a-8(i)(13).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and, Therefore, Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and related supporting statement from its proxy materials if the "proposal or supporting statement is contrary to any of the Staff's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials." The Staff has concurred that a company may properly exclude entire shareholder proposals and supporting statements if they contain false and misleading statements or omit material facts necessary to make such statements not false and misleading. *See Entergy Corp.* (February 14, 2007) (permitting exclusion of entire proposal which contained false and misleading statements relating to management and the board); *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (permitting exclusion of entire proposal due to unsupported statements suggesting that directors may have violated, or may choose to violate, their fiduciary duties); and *General Magic Inc.* (May 1, 2000) (permitting exclusion of proposal relating to change of name of company which contained false and misleading statements). Furthermore, the Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Proxy Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Puget Energy, Inc.* (March 7, 2002) (concurring in the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'"); *Capital One Financial Corp.* (February 7, 2003) (concurring in the exclusion of a proposal under Proxy Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Section B.4 of Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB No. 14B") provides that the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules."

The Proposal is both materially false and misleading, including as a result of the vague and indefinite nature thereof, in a number of instances. Furthermore, the sheer number of statements that would have to be omitted or substantially revised renders the Proposal false and misleading in its entirety.

The Intended Structure of the New "Sub-class of Common Stock" is Unclear. The Proponent requests that the Company issue a new "sub-class of common stock" that does not participate in the cash dividends of the Company. The Proponent then states in the Proposal that the "new class of shares will increase in value as a function of the foregone dividends on a compound basis."

The supporting statement continues to say that the "number of common stock shares that equals a new sub-class of stock share will be updated as a function of the dividend yield paid to the common stock shareholders on a compound basis." It continues to state that:

> [Wh]en a 2% dividend is paid to common stock shareholders, each new sub-class share will then be equal to 1.02 common shares.
>
> 1.02=1*(1/1-2%)
>
> If a 3% dividend is then paid to common stock shareholders, each new sub-class share would then be equal to 1.05 common stock shares.
>
> 1.05=1.02*(1/1-3%)
>
> And so forth...

The nature of this new "sub-class of common stock" is unclear to the point of materially misleading the shareholders of the Company who would be asked to approve the Proposal. The mathematical equations above appear to suggest that the amount of shares of common stock resulting from the mechanism above should be rounded to the nearest 100th decimal, though such position does not appear anywhere in the Proposal and is only implied by the supporting statement. Additionally, it is unclear what would happen upon other events such as a change in the number of shares of common stock outstanding. The lack of clarity as to the intended nature of the security proposed to be issued would result in a variety of interpretations by the shareholder as to what is being asked of them to approve.

The New "Sub-class of Common Stock" is Not a Class of Common Stock. Even without knowing the intended structure of the "new sub-class of common stock," it is clear that the new "sub-class of common stock" is not a class of common stock at all, but rather a new equity security of the Company. While not stated anywhere in the Proposal, the Company assumes that the mechanism for effectuating the "[update] as a function of the dividend yield paid" is to have the "sub-class of common stock" be entitled to increasing voting rights and equity participation on a per share basis as cash dividends are paid to existing holders of shares of the Company's common stock. As set forth in Article Four of the Company's Amended and Restated Articles of Incorporation, among other things, the common stock of the Company entitles the holders thereof "one vote in respect of each share of such stock held by him" and "[i]n the event of any liquidation, dissolution or winding up of the affairs of the [Company], whether voluntary of involuntary, all assets remaining after the payment to the holders of the Preferred Stock at the time outstanding of the full amounts to which they shall be entitled shall be divided and distributed among the holders of Common Stock according to their respective shares."

As the new "sub-class of common stock" would be entitled to increasing voting rights and equity participation on a per share basis as compared to shares of the Company's common stock, the Proposal is in effect requesting the Company issue an entirely new equity security, one that has not been authorized under the Company's Amended and Restated Articles of Incorporation. Ignoring the procedural requirements that would be required to necessitate such an issuance, the Proposal is materially misleading to the Company's shareholders in that it does not accurately describe the security that they would receive should the Proposal be implemented. For example, such security would not initially be "equal to one (1.00) common stock share" given the disparity in rights associated therewith. By mischaracterizing the nature of the security proposed to be issued, the Proposal misleads shareholders as to the security they will receive and as to the impact of the issuance thereof on their existing shares of common stock.

The Assertions as to the Impact of the New "Sub-Class of Common Stock" are Misleading. The Proponent makes numerous unsubstantiated assertions about the impact of the issuance of the new security that are materially misleading. Among such materially misleading statements are the following:

- The Proponent asserts that the "new class of shares will increase in value as a function of the foregone dividends on a compound basis." Presumably underlying the assertion of the Proponent is the belief that investors will inherently ascribe more value to an equity security that does not pay cash dividends as compared to those that do, a position that cannot be stated with certainty.

- The Proponent asserts that the issuance will "[e]nable a higher per share dividend percent paid to common stock shareholders without impacting total cash flow." Not mentioned is the fact that the higher per share dividend percentage would be a result of the doubling of the outstanding equity shares of the Company (and associated decline in value of the share of common stock) as a result of the dividend of shares of the new security. Furthermore, the Proponent asserts that "the Company will have additional flexibility in managing cash available for dividends." If the Company's existing common stock is to continue to receive dividends at the current level (as implied by the Proponent's statement that "a higher per share dividend percent [will be] paid to common stockholders without impacting cash flow"), the aggregate amount of cash distributed should not change. Accordingly, the "additional flexibility" purported is nonexistent.

- The Proponent makes a number of assertions on the types of investors that would be attracted to the new "sub-class of common stock". The Company is not aware of any other public companies that have a security of the nature proposed by the Proponent, and as such questions the ability of the Proponent to foresee both the types of investors that would be attracted thereby and also the tax and investment benefits of, and premiums that would be paid by, individual investors investing therein.

As discussed above, the Company believes that the entire Proposal should be excluded pursuant to Rule 14a-8(i)(3) as materially false and misleading in violation of Rule 14a-9. The totality of the vague, unclear and materially misleading statements – whether relating to the nature of the security, what the security is intended to provide its investors, the nature of the benefits asserted to be provided thereby or the impact of the issuance on the existing shares of common stock and their holders – renders the entire Proposal materially false and misleading to the shareholders of the Company.

C. <u>The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because the Proposal Would Cause the Company to Violate the Laws of Delaware, the Company's Jurisdiction of Incorporation.</u>

The Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Company to violate Delaware law. As more fully described in the Delaware Counsel Opinion, the implementation of the Proposal would cause the Company's Board of Directors (the "<u>Board</u>") to violate Delaware law because it requires the Board to amend the Company's Restated Certificate of Incorporation (the "<u>Certificate</u>") unilaterally and because it divests the Board of its managerial authority.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal that would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal requests that the Company, presumably via the Board, issue a new sub-class of common stock shares. Currently, the Company's Certificate authorizes two classes of equity securities of the Company, preferred stock and common stock. In order to issue a new security, the Company would have to amend its Certificate. Both the Certificate and Delaware law prevent the Board from unilaterally amending the Certificate. The Certificate states that an "affirmative vote required by law" is required to amend the Certificate. In addition, Section 242 of the Delaware General Corporation Law (the "DGCL"), requires that any amendment to the certificate of incorporation of a Delaware corporation be approved by the board of directors, declared advisable and then submitted to the shareholders for adoption thereby. In order for the Company to amend the Certificate, the Board must adopt a resolution setting forth the proposed amendment and call a meeting at which the shareholders affirmatively vote in favor of the amendment in accordance with Section 242. *See Stroud v. Grace*, 606 A.2d 75, 93 (Del. 1992).

Even assuming the new security was considered common stock of the Company, the Company would need to amend its Certificate in order to effect the proposed stock dividend (one share of the new "sub-class" for one share of common stock). The Certificate grants the Company the authority to issue 1,000,000,000 shares of common stock. As of October 31, 2013, the Company had 503,266,938 outstanding shares of common stock as well as reserves for the issuance of shares under equity incentive plans. The share dividend would require more shares than the Company currently has the authority to issue. As a result, the Company would need to amend the Certificate to increase the number of common stock the Company has the authority to issue. As discussed above, under Delaware law the Board does not have the unilateral authority to effect this change.

The Proposal is not consistent with the DGCL because an amendment to the Certificate may not be effected solely by the Board, as suggested by the Proposal, but must be approved by the shareholders. The Staff has granted relief for other proposals that require an amendment to the certificate of incorporation in order to be implemented and that request an amendment through unilateral action by the Board. In *Burlington Resources Inc.* (Feb. 7, 2003), a shareholder submitted a proposal requesting the board of directors to amend the corporation's certificate of incorporation to give shareholders the right to take action by written consent and to call special meetings. Any attempt by the board of directors to implement the proposal through a unilateral amendment to the company's certificate of incorporation would have resulted in a violation of the DGCL, and the proposal was therefore excludable under Rules 14a-8(i)(2) and 14a-8(i)(6). *See also The Boeing Co.* (Feb. 20, 2008) (Staff granted the corporation's no-action request to exclude a proposal that they adopt cumulative voting as it would result in a violation of Delaware law by requiring the board of directors amend the certificate of incorporation) and *Xerox Corp.* (Feb. 23, 2004) (Staff granted the corporation's no-action request to exclude a proposal that the board amend the certificate of incorporation to provide shareholders the right to act by written consent and to call special meetings pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6) because the board could not unilaterally adopt such an amendment under New York law).

Based on the foregoing and as more fully described in the Delaware Counsel Opinion, if implemented, the Proposal would cause the Company to violate Delaware law in violation of Rule 14a-8(i)(2) and may, therefore, be properly excluded from the Proxy Materials.

D. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposal.

The Proposal may be omitted under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. As discussed above and in the Delaware Counsel Opinion, under Delaware law, the Board does not have the power and authority to unilaterally amend the Certificate to create a new class of common stock or to increase the amount of common stock the Company may issue. In accordance with the DGCL and the Certificate, an amendment to the Certificate to effect the Proposal may only be implemented after the Board has approved the amendment, declared it advisable and then submitted it to the shareholders for approval and the shareholders have approved it. The Board has no power or authority to effect the Proposal absent the requisite shareholder vote.

The Staff has recognized that proposals that, if implemented, would cause the company to breach state law may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). *See AT&T Corp.* (Feb 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of proposals requesting that the company amend the company's governing documents to permit stockholders to act by written consent and that the board adopt cumulative voting because the proposals would cause the company to violate state law); *The Boeing Co.* 2008 (Feb. 19, 2008) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal requesting that the company amend the company's governing documents to permit stockholders to act by written consent because the proposal would cause the company to violate state law); and *Noble Corp.* (Jan. 19, 2007) (concurring with the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal recommending that the board revise the articles of association to declassify the board and provide for annual elections).

III. Conclusion

For the reasons stated above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Proxy Materials pursuant to Rules 14a-8(i)(13), 14a-8(i)(3), 14a-9, 14a-8(i)(2) and 14a-8(i)(6).

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned at amanda.mcmillian@anadarko.com and to the Proponent at jpenzak@hotmail.com.

If the Staff has any questions or requires additional information regarding the foregoing, please contact the undersigned at (832) 636-7584.

Very truly yours,



Amanda M. McMillian
Vice President, Deputy General Counsel,
Corporate Secretary and Chief Compliance Officer

With copy to:

T. Mark Kelly
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street
Suite 2500
Houston, TX 77002-6760
Tel: (713) 758-2222
Direct Dial: (713) 758-4592
mkelly@velaw.com

Mr. James Penzak

*** FISMA & OMB Memorandum M-07-16 ***

[ENCLOSURES FOLLOW]

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

October 15, 2013

Corporate Secretary
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

Regarding: Shareholder Proposal to Improve Shareholder Returns

To Whom It May Concern:

I have been a shareholder of Anadarko Petroleum Corporation since 8/16/2007 and will not sell any of my Anadarko shares through December 2014; I also plan to increase my holdings of your company over the coming years. Although I enjoy the benefits of having your company as a part of my portfolio, I am unhappy with Anadarko's dividend policy as it forces me to incur reinvestment costs, which reduces my long-term returns. I am submitting a shareholder proposal to your company to improve my expected long-term returns.

This is a brief summary of my proposal:

- Anadarko will issue another class of common stock that trades alongside the existing common shares but pays no dividends;
- As dividends are paid to existing common stock shares, the new class of common shares increases in value as a function of the foregone dividend;
- Excess cash earmarked for dividends but not spent on dividends can be used to increase dividend yields to existing common stock shares, for share buyback, or for other corporate purposes;
- Investors of this new class of common shares pay no dividend taxes thereby increasing long-term after-tax returns with no incremental risk;
- Investors would be willing to pay a premium for this new class of stock shares similar to how investors pay a premium for municipal bonds versus corporate bonds; and
- Investors willing to pay a premium for this new class of common shares will indirectly increase the value existing common shares, thereby benefiting investors who are not tax sensitive.

Unlike many other shareholder proposals, this proposal is intended to directly benefit all shareholders and provide management additional flexibility to manage cash. As it is my intention to garner the support of management, the proposal can be adjusted – e.g., my proposal creates one additional share for each existing common stock share – that ratio can be increased or decreased if necessary.

I would be more than happy to answer any questions that you may have about this proposal. I look forward to your feedback and the support from Anadarko's management. Thank you for your consideration.

Sincerely,



James Penzak

Enclosures (2)

1. Shareholder proposal
2. Screenshot of my brokerage account (showing the date when my Anadarko holdings were purchased)

Anadarko Shareholder Proposal – Create Sub-Class Common Stock Shares

Resolved:

That the shareholders of Anadarko Petroleum Corporation ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

Supporting Statement:

As dividends are paid, the number of common stock shares that equals a new sub-class of stock share will be updated as a function of the dividend yield paid to the common stock shareholders on a compounded basis. This ensures that value or voting rights are not inappropriately transferred between the existing class of common stock shares and the new sub-class of common stock shares.

For example, when a 2% dividend is paid to common stock shareholders, each new sub-class share will then be equal to 1.02 common stock shares.

$$1.02=1.00*(1/(1-2\%))$$

If a 3% dividend is then paid to common stock shareholders, each new sub-class share would then be equal to 1.05 common stock shares.

$$1.05=1.02*(1/(1-3\%))$$

And so forth...

After the creation of this sub-class of common stock shares, as dividends will be paid on only a portion of the outstanding equivalent common stock shares, the Company will have additional flexibility in managing cash available for dividends.

All stakeholders benefit from the creation of this sub-class. This new sub-class of common stock shares will:

1) Enable a higher per share dividend percent paid to common stock shareholders without impacting total corporate cash flow; often, high dividends are associated with companies that may be unable to maintain long-term dividend payments, but in this case an increased dividend percent does not signal unsustainability;
2) Attract long-term investors who do not have cash flow requirements by improving their expected after-tax returns without a commensurate increase in risk;
3) Positively affect the market cap value – investors will be willing to pay a premium for this new class of stock shares similar to how municipal bonds are priced at a premium to comparably rated corporate bonds; long-term investors would be willing to pay a 10% - 20% premium because of its tax efficiency;
4) Directly benefit existing common stock shareholders who pay little or no taxes – as tax-sensitive investors are willing to pay a premium for this new class of shares, arbitrage investors will force any premium pricing to increase the price of common stock shares as well;
5) Entitle shareholders to votes based proportionally on invested capital; and
6) Represent the true long-term performance to shareholders and should be used as the basis for management compensation.

Page 15 redacted for the following reason:
- -
*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B


PETROLEUM CORPORATION

AMANDA M. MCMILLIAN
VICE PRESIDENT, DEPUTY GENERAL COUNSEL,
CORPORATE SECRETARY AND
CHIEF COMPLIANCE OFFICER

Via DHL and Email jpenzak@hotmail.com

November 4, 2013

Mr. James Penzak

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder proposal for 2014 annual meeting

Dear Mr. Penzak:

On October 25, 2013, we received your shareholder proposal and statement of support thereof dated October 15, 2013 requesting that Anadarko Petroleum Corporation ("Anadarko") issue a sub-class of common stock shares (the "Proposal"). In order for a shareholder proposal to be included in Anadarko's 2014 proxy statement, certain procedural and technical requirements must be strictly adhered to under Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Proposal does not comply with Rule 14a-8(b) of the Exchange Act, which states that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal and must provide evidence of same. Specifically, the proof provided is insufficient to prove your continuous ownership of the requisite amount of securities for at least one year by the date the Proposal was submitted, as it does not confirm continuous ownership from October 15, 2012 through October 15, 2013, the date the Proposal was submitted. In addition, Rule 14a-8(b)(2)(i) requires that you submit to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. Please provide confirmation of your ownership of at least $2,000, or 1%, of Anadarko common stock for one year or more at the time the Proposal was submitted in a manner compliant with Rule 14a-8(b).

Please note that you have 14 calendar days after receiving this notification to respond. If you fail to remedy this defect or respond in a timely manner, the Proposal may be excluded from Anadarko's 2014 proxy statement. Enclosed is a copy of Rule 14a-8 of the Exchange Act for your convenience.

1201 LAKE ROBBINS DRIVE • THE WOODLANDS, TX 77380
P.O. BOX 1330 • HOUSTON, TX 77251-1330 (MA LI
DIRECT 832-636-7584 • MAIN 832-636-1000 • FAX 832-636-0574 • E-MAIL amanda.mcmillian@anadarko.com

Mr. James Penzak
November 4, 2013
Page 2

If you have any questions regarding this letter, please contact me at (832) 636-7584. We look forward to discussing this proposal with you.

Kind regards,



Amanda M. McMillian
Vice President, Deputy General Counsel,
Corporate Secretary and Chief Compliance Officer

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

Pages 25 through 26 redacted for the following reasons:
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*** FISMA & OMB Memorandum M-07-16 ***

Bruner, Anne

From: James Penzak*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 05, 2013 7:15 PM
To: Bruner, Anne
Subject: RE: Anadarko Petroleum Corporation Response to Shareholder Letter - James Penzak (11.04.2013)

Dear Ms. Bruner:

I would like to confirm receipt of your email. I will be sending ownership confirmation information to you in the near future.

Sincerely,

James J. Penzak

From: Anne.Bruner@anadarko.com
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Anadarko Petroleum Corporation Response to Shareholder Letter - James Penzak (11.04.2013)
Date: Mon, 4 Nov 2013 21:32:07 +0000

Dear Mr. Penzak,

Please see the attached letter from Anadarko Petroleum Corporation regarding your shareholder proposal. Also, if you could confirm your receipt of this message by sending a reply email to my attention I would appreciate it.

Thank you for your assistance.

Regards,

Anne V. Bruner
Senior Counsel
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046
Phone: 832-636-3120
Fax: 832-636-5882
anne.bruner@anadarko.com

EXHIBIT D

Bruner, Anne

From:	James Penzak *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 11, 2013 7:35 PM
To:	Bruner, Anne
Subject:	RE: Anadarko Petroleum Corporation Response to Shareholder Letter - James Penzak (11.04.2013)
Attachments:	ANADARKO PETE CORP Confirmation.pdf; TDAmeritrade Account Profile.PNG

Dear Ms. Bruner:

I have attached a letter from my brokerage account stating my holdings and a screen shot of my brokerage account profile page (required due to typos in the address section of the brokerage account statement).

Additionally, I hope that your Treasury department has the opportunity to review my proposal. They would be in the best position to validate the claims made in the proposal.

Please let me know if you have any further questions.

Sincerely,

James Penzak

> From: Anne.Bruner@anadarko.com
> To: *** FISMA & OMB Memorandum M-07-16 ***
> Subject: Re: Anadarko Petroleum Corporation Response to Shareholder Letter - James Penzak (11.04.2013)
> Date: Wed, 6 Nov 2013 01:18:47 +0000
>
> Thank you.
>
> On Nov 5, 2013, at 7:14 PM, "James Penzak" *** FISMA & OMB Memorandum M-07-16 *** wrote
>
> Dear Ms. Bruner:
>
> I would like to confirm receipt of your email. I will be sending ownership confirmation information to you in the near future.
>
> Sincerely,
>
> James J. Penzak
>
> ______________________________
> From: Anne.Bruner@anadarko.com<mailto:Anne.Bruner@anadarko.com>
> To: *** FISMA & OMB Memorandum M-07-16 ***
> Subject: Anadarko Petroleum Corporation Response to Shareholder Letter - James Penzak (11.04.2013)
> Date: Mon, 4 Nov 2013 21:32:07 +0000

>
>
> Dear Mr. Penzak,
>
>
>
> Please see the attached letter from Anadarko Petroleum Corporation regarding your shareholder proposal. Also, if you could confirm your receipt of this message by sending a reply email to my attention I would appreciate it.
>
>
>
> Thank you for your assistance.
>
>
>
> Regards,
>
>
>
> Anne V. Bruner
> Senior Counsel
> Anadarko Petroleum Corporation
> 1201 Lake Robbins Drive
> The Woodlands, Texas 77380-1046
> Phone: 832-636-3120
> Fax: 832-636-5882
> anne.bruner@anadarko.com<mailto:anne.bruner@anadarko.com>
>
>
>
>
>
>
>
> Click here for Anadarko's Electronic Mail Disclaimer<http://www.anadarko.com/notices/Pages/Electronic-Mail-Disclaimer.aspx>



November 10, 2013

Jason Penzak

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account *** FISMA & OMB Memorandum M-07-16 ***

Dear Jason Penzak,

Thank you for allowing me to assist you today. As you requested, confirms that you have held 100 shares of ANADARKO PETE CORP (APC) for at least 1 year prior to October 15, 2013 with current market value of $9,097.00.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Daniel Bliss
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

200 South 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

Page 32 redacted for the following reason:
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*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT E

RICHARDS
LAYTON &
FINGER
Attorneys at Law

December 20, 2013

Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

Re: Stockholder Proposal Submitted by James Penzak

Ladies and Gentlemen:

We have acted as special Delaware counsel to Anadarko Petroleum Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by James Penzak (the "Proponent") that the Proponent intends to present at the Company's 2014 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on May 21, 2009, as amended by the Certificate of Ownership and Merger Merging APC Gathering Holding Company, APC Natural Gas Holding Company and APC Pinnacle Gas Holding Company into the Company, as filed with the Secretary of State on February 19, 2010 (collectively, the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company (the "Bylaws"); and

(iii) the Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified,

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The resolution portion of the Proposal states:

Resolved:

That the shareholders of Anadarko Petroleum Corporation ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

DISCUSSION

You have asked our opinion as to whether the Proposal is a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. For the reasons set forth below, in our opinion the Proposal is not a proper subject for stockholder action and, if implemented by the Company, would violate the General Corporation Law. The fact that the Proposal is precatory in nature does not affect our conclusions as contained herein.

I. The Proposal Violates Delaware Law Because it Requires the Board of Directors of the Company to Amend the Certificate of Incorporation Unilaterally

In our view, the Proposal, if adopted, would violate the General Corporation Law if it were read to require the Board of Directors of the Company (the "Board") to unilaterally amend the Company's Certificate of Incorporation.

The Proposal requests that the Company create a new subclass of common stock that is not entitled to receive dividends. Section 151 of the General Corporation Law provides that stock may be issued in accordance with a corporation's effective certificate of incorporation. Section 151 provides as follows:

> Every corporation may issue 1 or more classes of stock or 1 or more series of stock within any class thereof, any or all of which classes may be of stock with par value or stock without par value and which classes or series may have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation.

8 Del. C. § 151(a).

The Certificate of Incorporation presently does not grant the Company the authority to issue a subclass of common stock.[1] Moreover, the Certificate of Incorporation does not restrict in any way the ability of the Board to declare dividends. See 8 Del. C. § 170(a). Implementation of the Proposal would therefore require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. See 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 8.10 (3d ed. 2013 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation of a Delaware corporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders..... If a majority of the

[1] Article FOURTH of the Certificate of Incorporation grants the Company the authority to issue "1,002,000,000 shares, of which (a) 2,000,000 shares shall be Preferred Stock, issuable in series, of the par value of $1.00 per share and (b) 1,000,000,000 shares shall be Common Stock, of the par value $0.10 per share."

> outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1).

Thus, under the General Corporation Law, any amendment to the Certificate of Incorporation must be adopted and declared advisable by a resolution of the board of directors prior to being submitted to the stockholders for adoption thereby. As the Delaware Supreme Court has noted:

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996); see also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment ...."); AGR Halifax Fund, Inc. v. Fiscina, 743 A.2d 1188 (Del. Ch. 1999) ("§ 242(b) prescribes a two-step process that must be followed in precise sequence to amend a Delaware corporation's charter"); Klang v. Smith's Food & Drug Centers, Inc., C.A. No. 15012, slip. op. at 40 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04 (2013) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 Balotti & Finkelstein, § 9.12 ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders.").

Contrary to the statutory construct of Section 242, the Proposal would require the Board to amend the Certificate of Incorporation unilaterally and in excess of its authority under the General Corporation Law. Because the implementation of the Proposal would require the

Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to create a subclass of common stock, the Company could not commit to implement such a Proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Delaware Court of Chancery has noted:

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Paramount Commc'ns, Inc. v. Time Inc., 1989 WL 79880, *30 (Del. Ch. July 14, 1989). Even if the stockholders of the Company were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams v. Geier, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face"); cf. Kahn v. Lynch Commc'ns Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation'") (internal citations omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders"). Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [] [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, C.A. No. 13042, slip op. at 41 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Van Gorkom, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). A similar analysis should apply to the board's duty to consider the advisability of an amendment to the certificate of incorporation prior to submitting it to a stockholder vote. The Proposal would limit the Board's duty to consider the advisability of the amendments contemplated thereby. Thus, the Proposal, if adopted, would be invalid under the General Corporation Law.

In summary, creating a subclass of common stock would require an amendment to the Certificate of Incorporation, and the Board does not have the power to effect an amendment to the Certificate of Incorporation unilaterlly. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders.

II. The Proposal Violates Delaware Law Because it Divests the Board of its Managerial Authority.

In our view, the Proposal, if adopted, would violate the General Corporation Law if it were read to require the declaration of a stock dividend by the Company because it improperly divests the Board of its authority to manage the business and affairs of the Company.

Under the General Corporation Law, the board of directors of a Delaware corporation has the power and authority to manage the business and affairs of the corporation. See 8 Del. C. § 141(a). This power includes the "exclusive authority to issue stock and regulate [the company's] capital structure." Grimes v. Alteon Inc., 804 A.2d 256, 261 (Del. Apr. 23, 2002). As stated by the Delaware Supreme Court, the "issuance of corporate stock is an act of fundamental legal significance having a direct bearing upon questions of corporate governance, control and the capital structure of the enterprise. The law properly requires certainty in such matters." Staar Surgical Co. v. Waggoner, 588 A.2d 1130, 1136 (Del. 1991). As a result, the issuance of shares and the determination of the consideration for which shares are to be issued lies with the board of directors and has been held to be "such a 'vitally important duty' that it cannot be delegated." Cook v. Pumpelly, 1985 WL 11549, at *9 (Del. Ch. May 24, 1985) (citing Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949)). Sections 152, 153 and 161 of the General Corporation Law relating to the issuance of corporate stock, together with Section 141(a), underscore the board of director's broad powers and duties in this regard.

Section 152 of the General Corporation Law (along with Sections 141 and 153 of the General Corporation Law) requires that any issuance of stock by a corporation be duly authorized by its board of directors. See 1 Edward P. Welch et al., Folk on the Delaware General Corporation Law § 152.1 (5th ed. 2013-3 Supp.). Among other things, Section 152 states that "the capital stock to be issued by a corporation shall be paid in such form and in such manner as the board of directors shall determine. . . . [T]he judgment of the directors as to the value of such consideration shall be conclusive." 8 Del. C. § 152. Section 153(a) of the General Corporation Law provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value thereof, as determined from time to time by the board of directors, or by the stockholders if the certificate of incorporation so provides." 8 Del. C. § 153(a). Accordingly, absent a provision in the certificate of incorporation, the authority and discretion with respect to the issuance of shares of a corporation's capital stock lies with the board of directors.

In addition, Section 161 of the General Corporation Law confirms that the directors have the authority to issue all of the shares of capital stock authorized under the certificate of incorporation and not otherwise reserved for issuance. See 8 Del. C. § 161. Specifically, Section 161 provides:

> The directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

Id. The board of directors is therefore authorized under the General Corporation Law to issue stock out of the corporation's authorized and unreserved share capital without seeking stockholder approval. This authority may be restricted only through a provision of the certificate of incorporation adopted pursuant to Section 102(b)(1) of the General Corporation Law, which provides that a certificate of incorporation may contain "any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders ... if such provisions are not contrary to the laws of this State." 8 Del. C. § 102(b)(1); see also 1 Welch et al., § 161.1 (noting that, notwithstanding the board's general authority under Section 161 of the General Corporation Law to issue stock without stockholder approval, "the certificate of incorporation could provide for stockholder control over the issuance of already authorized shares under section 102(b)(1) . . . .'"). However, absent such a restriction in the certificate of incorporation, "[a]s a matter of legal authority, it is clear that a board of directors may issue stock to whomever it chooses so long as the . . . required consideration is received." Farahpour v. DCX, Inc., 635 A.2d 894, 899 (Del. 1994). The Certificate of Incorporation does not provide for any substantive limitations on the Board's power to issue shares of its capital stock. Thus, if adopted and implemented, the Proposal would impermissibly infringe upon the Board's power under Sections 152, 153 and 161 of the General Corporation Law and the Certificate of Incorporation to issue shares of capital stock of the Company.

Similarly, implementation of the Proposal would require the declaration of a stock dividend by the Company, and Section 170 of the General Corporation Law grants to the Board the sole discretion to authorize dividends to stockholders. 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938). Thus, if adopted and implemented, the Proposal would impermissibly infringe upon the Board's power under Section 170 of the General Corporation Law to declare dividends.

Moreover, the Proposal could not be implemented because it would restrict the Board's power to issue shares of capital stock of the Company as part of its power and duty to manage the business and affairs of the Company. Under Section 141(a) of the General Corporation Law, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of a corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). As discussed above, the Certificate of Incorporation does not provide for any substantive limitations on the Board's power to issue shares of its capital stock.

The Delaware Supreme Court has stated that "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shaprio, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., 1985 WL 44684, at *3 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Because the Proposal would have the effect of disabling the Board from exercising its statutorily-granted discretion in issuing shares of capital stock of the Company and declaring dividends, the Proposal would violate Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, as discussed herein and if adopted by the stockholders, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and the Proponent in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.